July 19, 2022

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

RE: Skillz Inc. Form 10-K for the Year Ended December 31, 2021 filed March 1, 2022                   Form 10-Q for the Quarterly Period Ended March 31, 2022 filed May 6, 2022 Form 8-K Furnished May 4, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) with respect to the Staff’s letter dated June 15, 2022 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 39

1.Your discussion and analysis should describe any known trends or uncertainties that are reasonably likely to have a material impact on revenues or income from continuing operations. For example, we note your disclosures in the February 23, 2022 Form 8-K regarding the expected reduced level of engagement marketing spend for 2022 and the expectation that migrating more spend to Aarki will result in significant efficiencies in user acquisition marketing spend going forward. Please disclose your expectations regarding engagement marketing spend and user acquisition costs for 2022 and the resultant expected impact on revenues and results of operations. Also, considering the significant revenue growth rates for the past three years, explain why the expected reduction in engagement marketing expense would result in a disproportionately greater reduction in expected revenue for fiscal 2022. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response:
The Company respectfully advises the Staff that, while the Company expects that migrating more spend to Aarki will result in significant efficiencies in our user acquisition spend going forward, the Company does not yet believe that those efficiencies are sufficiently certain to enable an estimate of the quantifiable impact of such efficiencies on revenues or income from continuing operations. Accordingly, in our future filings with the Commission the Company will include disclosure to note that we expect that migrating more spend to Aarki will result in efficiencies in our user acquisition (UA) marketing spend over time and that we expect the elimination of low return engagement marketing programs will result in more efficient engagement marketing spend over time.

Engagement Marketing is a sales and marketing expense representing rewards and awards that developers do not have a valid expectation of being offered to end-users to engage on the platform. Decreases in Engagement Marketing could result in lower revenue as paying users no longer receive those end-user incentives, which include Bonus Cash which can only be used to enter into paid contests. UA marketing is a sales and marketing expense to acquire new paying users to the platform. Assuming acquisition cost per user is constant, decreases in UA marketing typically result in lower revenue as a result of having fewer new paying users. A reduction in UA marketing and Engagement Marketing expenses could result in a reduction in expected revenue. As disclosed in our February 23, 2022 Form 8-K, over the course of 2022 our plan has been to focus on driving higher efficiency from our marketing investment by (1) reducing low-return engagement marketing programs, which we expect will result in lowering engagement marketing as a percentage of revenue and (2) driving UA efficiency by optimizing spend across networks, driving higher organic traffic, and migrating more UA spend to Aarki, which we expect will result in reducing the total UA dollars spent relative to 2021 at a much lower average user acquisition cost with shorter payback periods.

In addition, a number of other factors impact, or have the potential to impact, revenue. These factors include, but are not limited to: the retention of existing users on the platform and average monthly revenue per paying user. Since changes in existing user retention and existing and new user spend is not only impacted by marketing expense, changes in those factors could result in change in revenue that is “disproportionate” relative to the change in marketing expense. In consideration of the Staff’s comment, the Company will update disclosure in future filings to further clarify the key factors that contribute to changes in revenue, as appropriate.

2.Please revise your discussion of ARPU and ARPPU to clarify that these measures do not include end-user incentives that were included in sales and marketing expense. Considering the significance of the end user incentives, quantify such amounts on an equivalent per user basis for each period presented to provide further context and balance to your disclosures. We refer to your response to comment 5 in your November 17, 2020 letter. In addition, please describe and quantify the extent to which these metrics are impacted by end users entering paid competitions with prior winnings and user incentives. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, the Company will update its disclosure of Monthly ARPU and Monthly

ARPPU in future filings to clarify that Monthly ARPU and Monthly ARPPU do not include a deduction for the end-user incentives that are included in Sales & Marketing and to separately disclose the average amount of end-user incentives that were included as sales and marketing expense on a per-user basis. The Company does not actively track the extent to which ARPU and ARPPU are impacted by end users entering paid competition with prior winnings and user incentives.

3.You disclose that as of December 31, 2021 you had over 10,000 registered game developers on your platform that have launched a game integration. Please clarify whether this represents a cumulative measure of registered game developers. If so, disclose the number of game developers that have a live game on your platform as of the period end to provide further context for this disclosure as well as your disclosure regarding reliance on a small number of game developers.

Response:

In consideration of the Staff’s comment, the Company proposes to include the following revised disclosure in its future filings with the Commission (updated as applicable):

“Since our inception in 2012, over 10,000 registered game developers have launched a game integration on our platform. As of December 31, 2021, over 200 developers had a game on our platform with at least one installed user.”

Our Financial Model, page 40

4.You state on page 39 that you offer over $164 million in prizes each month. Please tell us the amount of Gross Marketplace Volume ("GMV") that was paid out in prizes and revise to disclose the estimated percentage paid for each period presented, clarifying whether this includes cash and luxury goods as well as Bonus Cash returned as winnings for entries paid with Bonus Cash. In addition, quantify the extent to which prizes were sponsored by third parties, if material. In this regard on page 4 you disclose that users can compete in brand sponsored competitions and in Exhibit 99.2 to the February 23, 2022 Form 8-K, you state that partnering with brands to sponsor prizes was a key initiative. Lastly, revise to disclose the amount of GMV for each period presented, similar to your disclosures in the Form 8-K noted herein.

Response: In 2021, Skillz paid approximately $2.0 billion in prizes. This represented 80.6% of the Gross Marketplace Volume. Prizes are composed of cash, bonus cash, goods and items sponsored by third-parties. In consideration of the Staff’s comment, the Company proposes to include the following statement in future filings (updated as applicable):

“For the quarters ended June 30, 2021 and 2022, total GMV was $608.5M and $432.2M, respectively, and prizes were 81.6% and 80.6% of GMV, respectively. Prizes include cash, bonus cash, goods and items sponsored by third-parties. For the periods presented, the amount paid in prizes sponsored by third-parties, including goods, was immaterial.”

Consolidated Financial Statements
Note 9. Commitments and Contingencies, page 88

5.We note your disclosure on page 36 regarding the pending securities class action lawsuit filed against Skillz Inc. Please tell us your consideration to include a discussion of this matter here. In this regard, if there is a reasonable possibility that a material loss may have been incurred in relation to this matter, please disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.

Response: The Company respectfully advises the Staff that inclusion of disclosure of the subject lawsuit was based, in part, on short-term media attention generated by the matter and a conclusion that investors would be interested in the Company’s position on the lawsuit. The Company further advises the Staff that at the time of the filing of the Form 10-K, it had determined that the likelihood of a material loss related to the securities class action lawsuit was remote. Accordingly, no corresponding disclosure was included in the notes to the consolidated financial statements. By way of update, the Company’s motion to dismiss this lawsuit was granted in its entirety on July 5, 2022 and, as is custom for matters filed in the United States Court of Appeals for the Ninth Circuit, plaintiffs have 30 days to file an amended complaint. Should the plaintiffs file an amended complaint, the Company will re-evaluate its related loss contingency disclosure in accordance with the Staff’s comment and the guidance of ASC 450.

Form 10-Q for the Quarterly Period Ended March 31, 2022
Management Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 30

6.You disclose that the increase in revenues was attributable primarily to revenue from Aarki and an increase in live event tournament revenue. Please tell us the revenue contribution attributable to each of these factors. Also, explain the reasons for the significant decrease in revenue growth rate compared to previous periods. In this regard, we note that engagement marketing expense increased as a percentage of revenues compared to March 31, 2021. Please revise your disclosures as necessary to ensure that you describe the underlying reasons for material changes from period-to-period, including offsetting amounts, in both quantitative and qualitative terms. Refer to Item 303(c) of Regulation S-K.

Response: Our Q1 2022 revenue was $93.4 million, up $9.8 million over the prior year period. Aarki contributed $7.2 million and live event tournaments contributed

$2.6 million to that increase. Our year-over-year revenue growth rate in Q1 2022 was 12%, which was down from our year-over-year revenue growth rate in Q1 2021 of 92%. The reasons for the significant decrease in revenue growth rate compared to previous periods is primarily due to transitioning our focus from revenue growth to promoting profitable growth and efficiency. The transition to profitable growth and efficiency led the Company to reduce the rate of investment in Engagement Marketing and UA marketing. Our year-over-year growth rate in Q1 2022 for Engagement Marketing and UA marketing was 17% and 10%, respectively, and was down from our year-over-year growth rate in Q1 2021 for Engagement Marketing and UA marketing of 110% and 101%, respectively.

In consideration of the Staff’s comment, the Company will update disclosure in future filings to further clarify the key factors that contribute to changes in revenue, as appropriate.

Sales and Marketing, page 30

7.In your May 4, 2022 Form 8-K and your Q1 2022 earnings call you disclose improvements in user acquisition efficiency. Please tell us and disclose, in quantified terms, the impact on user acquisition costs attributable to migrating more spend to Aarki.

Response: In Q1 2022, a de minimis amount of the improvements in user acquisition efficiency referenced in the Form 8-K dated May 4, 2022 or on the Q1 2022 earnings call was attributed to migrating more of our spend to Aarki.

Form 8-K furnished May 4, 2022
Exhibit 99.1, page 1

8.We note that your presentation of the non-GAAP performance measure called "Revenue after Engagement Marketing" adjusts GAAP revenues recognized on a gross basis to exclude engagement marketing expenses that are primarily comprised of end user incentives and thus presents revenue as if its on a net basis. Please explain to us why you believe this non-GAAP measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs) and Rule 100(b) of Regulation G.

Response: The Company believes that Revenue after Engagement Marketing is a useful metric for investors to understand the relationship between our end user incentive programs and revenue and the effectiveness of these programs. Certain of the Company’s Engagement Marketing expenses related to its end user incentive programs are recognized as a reduction of revenue while others are recognized as sales and marketing. This measure is useful to the Company’s management, and the Company believes it is useful to investors, to evaluate the efficiency of its end user incentive programs by quantifying the cost of the end user incentive programs for which the corresponding Engagement Marketing expense is classified as sales and marketing by providing Revenue after Engagement Marketing as a metric in addition to GAAP revenue. The Company has received questions from analysts during earnings calls about our Engagement Marketing efficiency and we believe disclosing this metric, along with our ARPU and ARPPU metrics and the average amount of end-user incentives, that were included as sales and marketing expense on an equivalent per-user basis, help analysts and investors understand that relationship.

9.We note your discussion of adjusted EBITDA in the header of Exhibit 99.1 without a discussion of net loss with equal or greater prominence. Please revise in future filings. Refer to Question 102.10 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its presentation in future filings to include a discussion of net loss with equal or greater prominence when presenting adjusted EBITDA, including, without limitation, any such presentation in a headline or caption.

10.You disclose that improved user acquisition marketing efficiency enabled you to reduce spend significantly over the prior quarter. You also state that eliminated low-return engagement marketing programs resulted in a meaningful reduction in engagement marketing as a percentage of revenue over the prior quarter. However, we note that both user acquisition costs and engagement marketing as a percentage of revenue increased compared to the quarter ended March 31, 2021. If this disclosure is based on sequential fluctuations, please ensure that it is clear what is meant by "prior quarter."

Response: The Company respectfully acknowledges the Staff’s comment and notes that this disclosure was included to illustrate the impact of improved UA marketing efficiency and elimination of low-return Engagement Marketing programs on a sequential quarter over quarter basis. The Company will add such clarification where appropriate in future filings.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 416-1326.

Sincerely,

/s/ Stanley Mbugua
Stanley Mbugua
Chief Accounting Officer

CC: Andrew Paradise
Steven Gavin, Winston & Strawn LLP